UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

HUGHES COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

444398 10 1

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 444398 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Investment Fund IV, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 10,985,494 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 10,985,494 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,985,494 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 59.6%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 444398 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Overseas Partners IV, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,505,719 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,505,719 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,505,719 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 29.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 444398 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AP/RM Acquisition LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,452,146 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,452,146 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,452,146 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 29.6%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 444398 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AIF IV/RRRR LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,661,408 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,661,408 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,661,408 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 30.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 444398 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ST/RRRR LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,514,537 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,514,537 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,514,537 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 29.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 444398 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Advisors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 11,276,280 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,276,280 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,276,280 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 61.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 444398 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Apollo Management IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 12,259,572 shares of Common Stock

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 12,259,572 shares of Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,259,572 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 66.5%

14.	Type of Reporting Person (See Instructions) PN

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.
Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the shares of common stock, par value $0.001 (the “Common Stock”), of Hughes Communications, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 11717 Exploration Land, Germantown, Maryland 20876.

Item 2.	Identity and Background

This Schedule 13D is filed jointly by (i) Apollo Investment Fund IV, L.P., a Delaware limited partnership (“AIF IV”), (ii) Apollo Overseas Partners IV, L.P., a limited partnership registered in the Cayman Islands (“Overseas IV”), (iii) AIF IV/RRRR LLC, a Delaware limited liability company (“RRRR LLC”), (iv) AP/RM Acquisition LLC, a Delaware limited liability company (“AP/RM LLC”), (v) ST/RRRR LLC, a Delaware limited liability company (“ST LLC,” and together with AIF IV, Overseas IV, RRRR LLC and AP/RM LLC, the “Apollo Funds”), (vi) Apollo Management IV, L.P., a Delaware limited partnership (“Management IV”) and (vii) Apollo Advisors IV, L.P., a Delaware limited partnership (“Advisors IV”).  The Apollo Funds, Management IV and Advisors IV are referred to herein collectively as the “Reporting Persons.”  The address of the principal office of each of the Reporting Persons is Two Manhattanville Road, Purchase, New York 10577.

RRRR LLC, AP/RM LLC and ST LLC are principally engaged in the business of investment in securities of the Issuer.  AIF IV and Overseas IV are principally engaged in the business of investing in securities.  Management IV is principally engaged in the business of serving as the manager of each of the Apollo Funds.  Advisors IV is principally engaged in the business of providing advice regarding investments by and serving as the general partner of AIF IV and the managing partner of Overseas IV.

AIF IV Management, Inc., a Delaware corporation (“AIFIVM”), is the general partner of Management IV.  AIFIVM is principally engaged in the business of serving as the general partner of Management IV and other investment funds.

Apollo Capital Management IV, Inc., a Delaware corporation (“Capital Management IV”), is the general partner of Advisors IV.  Capital Management IV is principally engaged in the business of serving as general partner to Advisors IV.

The address of the principal office of each of AIFIVM and Capital Management IV is Two Manhattanville Road, Purchase, New York 10577.

Attached as Appendix A to Item 2 is information concerning the executive officers and directors of AIFIVM and Capital Management IV and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, AIFIVM, Capital Management IV nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On February 21, 2006, Skyterra Communications, Inc. (“Skyterra”), formerly the sole stockholder of the Issuer, distributed all of the shares of Common Stock of the Issuer to the holders of Skyterra’s common stock, non-voting common stock, preferred stock and Series 1-A and 2-A warrants.  In connection with that distribution, the Apollo Funds received an aggregate of 7,044,639 shares of Common Stock.  Immediately following the distribution, the Issuer distributed at no charge to the holders of its Common Stock, including the Apollo Funds, non-transferable subscription rights to purchase up to an aggregate of 7,843,141 shares of its Common Stock at a cash subscription price of $12.75 per share.  The subscription rights were issued to raise equity in order to repay a loan in the original principal amount of $100.0 million extended by certain of the Apollo Funds to the Issuer in connection with the acquisition by the Issuer of Hughes Network Systems, LLC, which is now a wholly-owned subsidiary of the Issuer. Pursuant to the purchase agreement governing the terms of such loan, such Apollo Funds agreed to exercise their subscription rights (including their rights to purchase the shares of Common Stock not subscribed for by the other stockholders of the Issuer), up to the maximum amount of outstanding principal and interest under the loan, but subject to reduction based on other stockholder participation.  Upon consummation of the rights offering, the loan will automatically convert into Common Stock based on the subscription price.

Item 4.	Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

Of the 12,259,572 shares of Ccommon Stock reported as beneficially owned by the Reporting Persons in this Schedule 13D, an aggregate of 7,044,639 shares held of record by the Apollo Funds were received in connection with the distribution by Skyterra discussed above in Item 3, and an aggregate of 5,214,933 shares represent subscription rights to purchase such additional shares that were issued by the Issuer to the Apollo Funds following such distribution and that the Apollo Funds have agreed to exercise.  The number of shares of Common Stock shown as beneficially owned by the Reporting Persons does not include an aggregate of 2,628,208 additional shares of Common Stock that certain of the Apollo Funds have agreed to purchase if the other holders of Common Stock of the Issuer do not exercise their subscription rights to purchase additional shares of the Issuer’s Common Stock.  Assuming the Apollo Funds purchase only the 5,214,933 aggregate shares of Common Stock allocated to them under their subscription rights, the 12,259,572 shares beneficially owned by the Reporting Persons would represent approximately 66.5% of the Common Stock of the Issuer that will be outstanding after completion of the Issuer’s rights offering.  If none of the other stockholders exercise their subscription rights and the Apollo Funds purchase an additional 2,628,208 shares in the aggregate, the Reporting Persons would beneficially own 14,887,780 shares of Common Stock, representing approximately 80.7% of the Common Stock of the Issuer that will be outstanding after completion of the Issuer’s rights offering.

The shares of Common Stock shown as beneficially owned by each of the Apollo Funds includes all of the shares that the Apollo Funds collectively have the right to acquire pursuant to their subscription rights.  The shares of Common Stock shown as beneficially owned by Management IV and Advisors IV include the shares of Common Stock shown as beneficially owned by all of the Apollo Funds, and by AIF IV and Overseas IV, respectively.  AIFIVM may also be deemed to beneficially own the shares of Common Stock shown as beneficially owned by each of the Apollo Funds and Management IV.  Capital Management IV may also be deemed to beneficially own the shares of Common Stock shown as beneficially owned by AIF IV, Overseas IV and Advisors IV.  Management IV, Advisors IV, AIFIVM and Capital Management IV each disclaim beneficial ownership of the shares of the Issuer’s Common Stock reported as beneficially owned by any of the other Reporting Persons, in excess of their pecuniary interests in such securities, if any, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a)  See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 18,438,119 shares of Common Stock of the Issuer that will be outstanding upon completion of the Issuer’s rights offering, as reported by the Issuer in the registration statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on December 15, 2005, as amended to date (file number 333-130136).

(b) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.
(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.
(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Registration Rights Agreement

On January 1, 2006, the Issuer entered into a registration rights agreement with the Apollo Funds.  Under the registration rights agreement, the Apollo Funds have the right to request that the Issuer register the sale of shares of Common Stock held by the Apollo Funds, including the shares the Apollo Funds acquire upon exercise of the subscription rights and may require the Issuer to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period.  In addition, the Apollo Funds have the ability to exercise certain piggyback registration rights in connection with registered offerings by the Issuer.

References to, and descriptions of, the Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Registration Rights Agreement filed as Exhibit 10.5 to the current report on Form 8-K of SkyTerra filed with the Securities and Exchange Commission on January 3, 2006, which is incorporated as an exhibit to this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1:	Joint Filing Agreement dated November 24, 2004 among the Reporting Persons.

Exhibit 2:

Registration Rights Agreement, dated as of January 1, 2006, by and among Hughes Communications, Inc., Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF IV/RRRR LLC, AP/RM Acquisition LLC and ST/RRRR LLC (incorporated by reference to Exhibit 10.5 to the current report on Form 8-K of SkyTerra Communications, Inc. filed with the Securities and Exchange Commission on January 3, 2006.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date:	March 3, 2006	APOLLO INVESTMENT FUND IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	March 3, 2006	APOLLO OVERSEAS PARTNERS IV, L.P.

		By:	APOLLO ADVISORS IV, L.P.
Its Managing General Partner

			By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	March 3, 2006	AIF IV/RRRR LLC

		By:	APOLLO MANAGEMENT IV, L.P.
Its Manager

			By:	AIF IV MANAGEMENT, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	March 3, 2006	AP/RM ACQUISITION LLC

		By:	APOLLO MANAGEMENT IV, L.P.
Its Manager

			By:	AIF IV MANAGEMENT, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	March 3, 2006	ST/RRRR LC

		By:	APOLLO MANAGEMENT IV, L.P.
Its Manager

			By:	AIF IV MANAGEMENT, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	March 3, 2006	APOLLO MANAGEMENT IV, L.P.

		By:	AIF IV MANAGEMENT, INC.
Its General Partner

				By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

Date:	March 3, 2006	APOLLO ADVISORS IV, L.P.

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/s/ Patricia M. Navis
Patricia M. Navis
Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and directors of AIFIVM and Capital Management IV.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

The directors and principal executive officers of AIFIVM and Capital Management IV are Messrs. Leon D. Black and John J. Hannan.  The principal occupations of each of Messrs. Black and Hannan is to act as executive officers and directors of AIFIVM, Capital Management IV and other related investment managers.  Messers. Black and Hannan are also founding principals of Apollo Advisors, L.P. and its successive and affiliated investment managers (collectively “Apollo Advisors”), including Advisors IV, with respect to the Apollo investment funds.

The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New York, New York 10019 and Messers. Black and Hannan are each a citizen of the United States.  Each of Messrs. Black and Hannan disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.